Exhibit 99.1

CU BANCORP REPORTS NET INCOME OF $2.55 MILLION AND

RECORD CORE NET INCOME OF $3.18 MILLION FOR THIRD QUARTER OF 2014

Encino, CA, Oct. 28, 2014 - CU Bancorp (NASDAQ: CUNB), the parent company of wholly owned California United Bank, today reported net income of $2.55 million, or $0.23 per fully diluted share, for the third quarter of 2014, an increase of 2.9% from net income of $2.48 million, or $0.23 per fully diluted share, for the third quarter of 2013. Core net income (defined below) for the third quarter of 2014 was $3.18 million or $0.28 per diluted share, an increase of 28.4% from core net income of $2.48 million, or $0.23 per share for the third quarter of 2013. Core net income for the nine months ended September 30, 2014, was $8.73 million or $0.78 per diluted share, an increase of 24.8% from core net income of $6.99 million or $0.65 per diluted share for the nine months ended September 30, 2013.

The third quarter of 2014 included $631 thousand in non-tax deductible merger-related charges associated with the Company’s pending merger with 1st Enterprise Bank. The Company calculates core net income by adding back the merger-related charges to GAAP earnings for the quarter because the Company believes the use of core net income, a non-GAAP measure, facilitates the assessment of its banking operations and peer comparability. A reconciliation to GAAP is included in tabular form at the end of this release.

Third Quarter 2014 Highlights

•	Net income increased to $2.55 million, or $0.23 per fully diluted share, from net income of $2.48 million, or $0.23 per fully diluted share, for the third quarter of 2013

•	Core net income of $3.18 million, compared to core net income of $2.48 million in the third quarter of 2013 and $2.88 million in the second quarter of 2014

•	Total loans increased $69 million or 7.6% from September 30, 2013 to $979 million at September 30, 2014

•	Total deposits increased $87 million or 7.4% from September 30, 2013 to $1.3 billion at September 30, 2014; cost of deposits remains at 0.11%

•	Non-interest bearing demand deposits increased $89 million or 14.5% from September 30, 2013, representing 55% of total deposits

•	Non-performing assets to total assets declined to 0.30% at September 30, 2014, from 1.16% at September 30, 2013

•	Tangible book value per share increased $0.29 over June 30, 2014, to $11.95

•	Regulatory approval of merger of 1st Enterprise Bank with and into California United Bank

-	On September 25, 2014, CU Bancorp, the parent of California United Bank, and 1st Enterprise Bank announced they have received all regulatory approvals necessary to authorize the merger of 1st Enterprise Bank with California United Bank. Approvals have been received from the Federal Deposit Insurance Corporation and the California Department of Business Oversight, subject to usual and customary conditions.

-	California United Bank and 1st Enterprise Bank are each holding shareholder meetings on November 14, 2014, for the purpose, among other things, of approving the principal terms of the merger.

“CUB’s third quarter core net income increased 28% over the previous year and 10% over the previous quarter,” said David Rainer, President and Chief Executive Officer of CU Bancorp and California United Bank. “Further, core earnings for the nine month year-to-date period increased 25% over the same period last year; we are pleased with the Company’s year-over-year profitability trends. Additionally, credit quality remains very strong; the ratio of non-performing assets to total assets has dropped to 0.30%, down from 0.51% in the previous quarter and 1.16% a year ago, and is now at the lowest level in five years.

“Organic loan growth for the third quarter totaled $16 million, virtually all of which came from new customers, as we continue to execute on our relationship-based, business banking model. Total loans grew 8% year over year, but were flat quarter over quarter. Two of the most significant factors affecting growth for the quarter were runoff of $17 million from the acquired portfolio and the loss of a large credit relationship due to our unwillingness to match the more aggressive terms offered by another bank.

“I am excited to report that the Bank entered October with the largest 90-day pipeline in three years and we anticipate strong loan generation in the fourth quarter.”

Third Quarter 2014 Summary Results

Net Income and Profitability Ratios

Net income was $2.55 million or $0.23 per fully diluted share for the third quarter of 2014, compared with net income of $2.48 million, or $0.23 per fully diluted share, for the third quarter of 2013. Net income increased year over year for the third quarter of 2014 despite being impacted by $631 thousand in merger-related expenses; the third quarter of 2013 had no merger-related expenses. Excluding merger-related charges, net income before the provision for income taxes in the third quarter of 2014 was $5.3 million, compared to net income before the provision for income taxes of $3.7 million in the third quarter of 2013.

Net income in the third quarter of 2014 of $2.55 million increased $163 thousand compared to net income of $2.39 million in the second quarter of 2014. Net income in the third and second quarters of 2014 was impacted by merger-related expenses of $631 thousand and $497 thousand, respectively. Net income before the provision for income tax expense, excluding merger-related expenses, in the third quarter of 2014 was $5.3 million, compared to net income before the provision for income tax expense of $4.8 million in the second quarter of 2014.

The following table shows certain of the Company’s performance ratios for the third quarter of 2014, the second quarter of 2014 and the third quarter of 2013, as well as a column calculating performance ratios based on core net income for the third and second quarters of 2014:

	Q3 2014	Core Q3 2014	Q2 2014	Core Q2 2014	Q3 2013
Return on average assets	0.69%	0.86%	0.69%	0.83%	0.74%
Return on average equity	6.9%	8.5%	6.6%	8.0%	7.5%
Efficiency ratio	68%	64%	68%	64%	68%

Net Interest Income and Net Interest Margin

Net interest income before the provision for loan losses totaled $12.8 million for the third quarter of 2014 and $12.3 million for the third quarter of 2013. The increase was driven by net organic loan growth, supplemented by a $148 thousand or 34% increase in interest on investment securities. Net interest income in the third quarter of 2014 benefitted from the recognition of $403 thousand in discount earned on early loan payoffs of acquired loans, compared to $735 thousand earned in the third quarter of 2013.

Net interest income before the provision for loan losses for the third quarter of 2014 increased $190 thousand, or 1.5% from the second quarter of 2014, primarily driven by an increase of $122 thousand in interest on investment securities. “The securities purchased were either for CRA purposes, variable rate, or fixed rate with short maturities, so duration on the investment portfolio as of September 30, 2014 was only 2.7,” said Karen Schoenbaum, Chief Financial Officer.

The Company’s net interest income continued to be positively impacted in both the second and third quarter of 2014 by the recognition of the fair value discount earned on early payoffs of acquired loans. The Company recorded $483 thousand and $403 thousand in discount earned on early loan payoffs of acquired loans in the second and third quarter of 2014, respectively, with a positive impact on the net interest margin of 15 and 12 basis points, respectively.

As of September 30, 2014, the Company had $5.9 million of accretable yield discount remaining on acquired loans.

Net interest margin in the third quarter of 2014 was 3.70%, compared to 3.95% in the third quarter of 2013. In the third quarter of 2014 the discount earned on early payoffs was $332 thousand less than the third quarter of 2013, this was coupled with a decline in the core loan yield, as newer loans were originated at lower rates than paid off loans, the combination of which had a negative impact on the third quarter 2014 net interest margin. The ongoing decline in the 10-year Treasury since the first quarter of 2014 has continued to put pressure on the loan yield.

Net interest margin in the third quarter of 2014 was 3.70%, compared to 3.88% in the second quarter of 2014. While average loans increased by $11.5 million in the third quarter of 2014, loans were a higher percentage of earning assets in the second quarter of 2014, and this, combined with newer loans originated at lower rates than paid off loans, negatively impacted the third quarter 2014 net interest margin.

The Company’s average yield on loans was 5.07% in the third quarter of 2014, compared to 5.18% in the second quarter of 2014. The core loan yield was 4.91% in the third quarter of 2014, compared to 4.97% in the second quarter of 2014.

The Company’s cost of funds was 0.14% in the third quarter of 2014, a decrease from 0.17% in the third quarter of 2013 and 0.15% for the second quarter of 2014.

Non-Interest Income

Non-interest income was $2.0 million in the third quarter of 2014, an increase of $533 thousand or 36.2% from $1.5 million in the same quarter of the prior year. The increase was primarily due to $204 thousand in transaction referral income in the third quarter of 2014, compared to none in the year-ago quarter; a $92 thousand increase in lending-related fees; a $68 thousand increase in gain on sale from SBA loans and a positive swing of $61 thousand in unhedged swaps.

Non-interest income in the third quarter of 2014 increased $221 thousand or 12.4% from the second quarter of 2014. The increase in non-interest income from the prior quarter was primarily attributable to an increase in the gain on sale of SBA loans.

Non-Interest Expense

Non-interest expense for the third quarter of 2014 increased $601 thousand or 6.4% over the third quarter of 2013. The increase was primarily due to merger-related expenses of $631 thousand, as well as increases in salaries and employee benefits, and stock-based compensation expense. The increase in salary expense was attributable to the accrual of bonus incentives related to work performed on the upcoming merger, as well as a modest increase in full time employees. The increase in stock-based compensation reflects the delay in the annual granting of stock-based compensation in 2013 which resulted in dampened expense in the third quarter of that year. Merger expenses during the quarter were primarily due to legal fees associated with the merger with 1st Enterprise Bank and the Registration Statement and Proxy/Prospectus.

Non-interest expense for the third quarter of 2014 increased $333 thousand over the second quarter of 2014. The increase was primarily due to an increase in merger-related expenses and an increase in salaries and employee benefits, as noted above.

Income Tax

The Company’s merger-related expenses of $631 thousand are not tax deductible, which had the consequence of increasing its effective tax rate for the quarter to 45.8%, compared to 33.3% for the third quarter of 2013, which benefitted from credits on CRA investments.

Balance Sheet

Assets

Total assets at September 30, 2014 were $1.5 billion, a year-over-year increase of $105 million or 7.8% from September 30, 2013, primarily resulting from growth in total deposits, including $89 million in non-interest bearing deposits. Total assets increased $21 million or 1.5% quarter-over-quarter from June 30, 2014, primarily resulting from growth in total deposits, including $16 million in non-interest bearing deposits.

Loans

Total loans were $979 million at September 30, 2014, an increase of $69 million or 7.6% from $910 million at September 30, 2013.

During the third quarter of 2014, the Company had approximately $16 million of net organic loan growth, which was offset by $17 million in loan run-off from acquired portfolios, including $7 million in the owner-occupied nonresidential real estate portfolio. The net organic loan growth in the third quarter of 2014 was negatively impacted by a large C&I line of credit that was paid off, as the Bank maintained its firm commitment to its disciplined underwriting standards. For the nine month period ending September 30, 2014, organic loan originations totaled $88 million.

Deposits

Total deposits at September 30, 2014, were $1.3 billion, an increase of $87 million or 7.4% from September 30, 2013. This also represents an increase of $18 million or 1.5% from June 30, 2014. The increase in deposits from the end of the prior quarter was primarily due to an increase in non-interest bearing demand deposits.

Non-interest bearing demand deposits at September 30, 2014 were $698 million, an increase of $16 million or 2.4% from June 30, 2014. Non-interest-bearing demand deposits continued to represent 55% of total deposits at September 30, 2014, as they did in the prior quarter. Cost of deposits for the quarter was 0.11%, as it was in the prior quarter.

Asset Quality

Total non-performing assets were $4.4 million, or 0.30% of total assets at September 30, 2014, compared with $7.2 million, or 0.51% of total assets, at June 30, 2014.

During the third quarter of 2014, the Company recorded net recoveries of $29 thousand, compared with net recoveries of $53 thousand during the second quarter of 2014.

The Company recorded a loan loss provision of $35 thousand for the third quarter of 2014. The loan loss provision reflects modest organic loan originations, net recoveries recorded for the quarter and year-to-date period, and an improving credit quality environment.

The allowance for loan losses as a percentage of loans (excluding acquired loans that have been marked to fair value and the related allowance) was 1.43% at September 30, 2014, compared with 1.45% at June 30, 2014, and 1.50% at September 30, 2013.

Capital

CU Bancorp remained well capitalized at September 30, 2014 with total risk weighted assets of $1,231,336,000. All of the Company’s capital ratios are above minimum regulatory standards for “well capitalized” institutions.

September 30, 2014	Minimum Capital to Be Considered “Well-Capitalized”	CU Bancorp
Total Risk-Based Capital Ratio	10%	12.83%
Tier 1 Risk-Based Capital Ratio	6%	11.88%
Tier 1 Leverage Capital Ratio	5%	10.12%

At September 30, 2014, tangible common equity was $134.2 million with common shares issued and outstanding of 11,231,801 as of the same date, resulting in tangible book value per common share of $11.95. This compares to tangible common equity of $130.8 million with a tangible book value per common share of $11.66 at June 30, 2014. The increase in tangible book value per common share from the prior quarter primarily reflects the net income generated during the third quarter of 2014.

About CU Bancorp and California United Bank

CU Bancorp is the parent of California United Bank. Founded in 2005, California United Bank provides a full range of financial services, including credit and deposit products, cash management, and internet banking to businesses, non-profits, entrepreneurs, professionals and investors throughout Southern California from offices in the San Fernando Valley, the Santa Clarita Valley, the Conejo Valley, Simi Valley, Los Angeles, South Bay, and Orange County. California United Bank is an SBA Preferred Lender. To view CU Bancorp’s most recent financial information, please visit the Investor Relations section of the Company’s Web site. Information on products and services may be obtained by calling (818) 257-7700 or visiting the Company’s Web site at www.cunb.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking information about CU Bancorp (the “Company”), 1st Enterprise Bank and the combined company after the close of the transaction that is intended to be covered by the safe harbor for “forward looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the Company’s ability to complete future acquisitions, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies within expected time-frames or at all; the possibility that personnel changes will not proceed as planned; the cost of additional capital is more than expected; a change in the interest rate environment reduces net interest margins; asset/liability repricing risks and liquidity risks; legal matters could be filed against the Company and could take longer or cost more than expected to resolve or may be resolved adversely to the Company; general economic conditions, either nationally or in the market areas in which the Company does or anticipates doing business, are less favorable than expected; environmental conditions, including natural disasters and drought, may disrupt our business, impede our operations, negatively impact the values of collateral securing the Company’s loans and leases or impair the ability of our borrowers to support their debt obligations; the economic and regulatory effects of the continuing war on terrorism and other events of war, including the conflicts in the Middle East; legislative or regulatory requirements or changes adversely affecting the Company’s business; changes in the securities markets; regulatory approvals for any capital activities cannot be obtained on the terms expected or on the anticipated schedule; and, other risks that are described in CU Bancorp’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional risks and uncertainties relating to the proposed transaction with 1st Enterprise Bank include, but are not limited to: the ability to complete the proposed transaction, including obtaining approvals by the shareholders of CU Bancorp and 1st Enterprise Bank; the length of time necessary to consummate the proposed transaction; the ability to successfully integrate the two institutions and achieve expected synergies and operating efficiencies on the expected timeframe; unexpected costs relating to the proposed transaction; and the potential impact on the institutions’ respective businesses as a result of uncertainty surrounding the proposed transaction. If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, CU Bancorp’s results could differ materially from those expressed in, implied or projected by such forward-looking statements. CU Bancorp assumes no obligation to update such forward-looking statements. For a more complete discussion of risks and uncertainties, investors and security holders are urged to read CU Bancorp’s registration statement on Form S-4, which was declared effective on October 7, 2014, as amended (the “S-4”), and other reports filed by CU Bancorp with the SEC. The documents filed by CU

Bancorp with the SEC may be obtained at CU Bancorp’s website at www.cubancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by directing a request to: CU Bancorp c/o California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436. Attention: Investor Relations. Telephone 818-257-7700.

CU BANCORP, CALIFORNIA UNITED BANK AND 1ST ENTERPRISE BANK MERGER ANNOUNCEMENT

On June 3, 2014, CU Bancorp announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) among CU Bancorp, California United Bank and 1st Enterprise Bank, a California state-chartered commercial bank pursuant to which CU Bancorp will acquire 1st Enterprise Bank by merging 1st Enterprise Bank with and into California United Bank (the “Merger”). California United Bank will survive the Merger and will continue the commercial banking operations of the combined bank following the Merger. Under the terms of the Merger Agreement, holders of 1st Enterprise Bank common stock will receive shares of CU Bancorp common stock based upon a fixed exchange ratio of 1.3450 shares of CU Bancorp common stock for each share of 1st Enterprise Bank common stock. The U.S. Treasury, as the holder of all outstanding shares of 1st Enterprise Bank preferred stock granted in connection with 1st Enterprise’s participation in the Treasury’s Small Business Lending Fund program, will receive, in exchange for these shares, a new series of CU Bancorp preferred stock having the same rights (including with respect to dividends), preferences, privileges, voting powers, limitations and restrictions as the 1st Enterprise Bank preferred stock. The Merger is subject to customary closing conditions, including regulatory and shareholder approvals.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION WITH 1ST ENTERPRISE BANK AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of CU Bancorp’s public filings with the SEC, including but not limited to the S-4, its annual reports on Form 10-K, proxy statements, current reports on Form 8-K and quarterly reports on Form 10-Q. The documents filed by CU Bancorp with the SEC may be obtained free of charge at CU Bancorp’s website at www.cubancorp.com or at the SEC website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by directing a request to: CU Bancorp c/o California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436. Attention: Investor Relations. Telephone 818-257-7700. The information on CU Bancorp’s website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings CU Bancorp makes with the SEC.

In connection with the proposed merger of California United Bank with 1st Enterprise Bank, CU Bancorp filed the Form S-4 with the SEC to register the shares of CU Bancorp common stock to be issued to shareholders of 1st Enterprise Bank. The S-4 includes a joint proxy statement of CU Bancorp and 1st Enterprise Bank and a prospectus of CU Bancorp. Before making any voting or investment decision, investors and security holders of CU Bancorp and 1st Enterprise Bank are urged to carefully read the entire S-4 and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. A definitive joint proxy statement/prospectus has been sent to the shareholders of each institution seeking required stockholder approvals. Investors and security holders are able to obtain the S-4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from CU Bancorp by writing to the address provided in the paragraph above.

PARTICIPANTS IN THE SOLICITATION

CU Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CU Bancorp and 1st Enterprise Bank in connection with the transaction. Information about the directors and executive officers of CU Bancorp is set forth in the S-4 and the joint proxy statement/prospectus.

1st Enterprise Bank and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CU Bancorp and 1st Enterprise Bank in connection with the Merger.

Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the S-4 and the joint proxy statement/prospectus regarding the Merger.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Contacts

CU Bancorp

David Rainer, 818-257-7776

Chairman, President and CEO

or

Karen Schoenbaum, 818-257-7700

Chief Financial Officer

CU BANCORP

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013
	Unaudited	Unaudited	Audited	Unaudited
ASSETS
Cash and due from banks	$27,882	$40,657	$23,156	$38,329
Interest earning deposits in other financial institutions	167,859	179,409	218,131	182,070

Total Cash and Cash Equivalents	195,741	220,066	241,287	220,399
Certificates of deposit in other financial institutions	74,473	64,577	60,307	47,124
Investment securities available-for-sale, at fair value	139,552	102,143	106,488	102,779
Loans	978,800	979,890	933,194	909,642
Allowance for loan loss	(11,348)	(11,284)	(10,603)	(10,038)

Net loans	967,452	968,606	922,591	899,604
Premises and equipment, net	3,648	3,785	3,531	3,081
Deferred tax assets, net	10,369	11,018	11,835	13,154
Other real estate owned, net	—	219	—	3,112
Goodwill	12,292	12,292	12,292	12,292
Core deposit and leasehold right intangibles	2,246	2,349	2,525	1,507
Bank owned life insurance	21,663	21,507	21,200	21,048
Accrued interest receivable and other assets	23,921	23,751	25,760	22,287

Total Assets	$1,451,357	$1,430,313	$1,407,816	$1,346,387

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Non-interest bearing demand deposits	$698,251	$682,300	$632,192	$609,607
Interest bearing transaction accounts	145,899	143,312	155,735	129,786
Money market and savings deposits	365,945	361,936	380,915	369,530
Certificates of deposit	52,852	57,732	63,581	67,426

Total deposits	1,262,947	1,245,280	1,232,423	1,176,349
Securities sold under agreements to repurchase	13,618	13,852	11,141	16,043
Subordinated debentures, net	9,498	9,459	9,379	9,339
Accrued interest payable and other liabilities	16,521	16,284	16,949	12,542

Total Liabilities	1,302,584	1,284,875	1,269,892	1,214,273

SHAREHOLDERS’ EQUITY
Common stock	122,952	122,760	121,675	119,369
Additional paid-in capital	9,940	9,354	8,377	7,447
Retained earnings	15,678	13,129	8,077	5,245
Accumulated other comprehensive income (loss)	203	195	(205)	53

Total Shareholders’ Equity	148,773	145,438	137,924	132,114

Total Liabilities and Shareholders’ Equity	$1,451,357	$1,430,313	$1,407,816	$1,346,387

CU BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	For the Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
	Unaudited	Unaudited	Unaudited
Interest Income
Interest and fees on loans	$12,401	$12,366	$12,203
Interest on investment securities	589	467	441
Interest on interest bearing deposits in other financial institutions	248	206	178

Total Interest Income	13,238	13,039	12,822

Interest Expense
Interest on interest bearing transaction accounts	70	66	57
Interest on money market and savings deposits	225	222	263
Interest on certificates of deposit	58	55	47
Interest on securities sold under agreements to repurchase	8	11	23
Interest on subordinated debentures	109	107	126

Total Interest Expense	470	461	516

Net Interest Income	12,768	12,578	12,306
Provision for loan losses	35	408	631

Net Interest Income After Provision For Loan Losses	12,733	12,170	11,675

Non-Interest Income
Gain on sale of securities, net	—	—	—
Gain on sale of SBA loans, net	331	167	263
Deposit account service charge income	631	630	598
Other non-interest income	1,042	986	610

Total Non-Interest Income	2,004	1,783	1,471

Non-Interest Expense
Salaries and employee benefits	5,621	5,328	5,432
Stock compensation expense	445	479	241
Occupancy	999	985	1,074
Data processing	472	476	452
Legal and professional	456	411	530
FDIC deposit assessment	195	180	219
Merger related expenses	631	497	—
OREO valuation write-downs and expenses	8	6	39
Office services expenses	219	238	261
Other operating expenses	985	1,098	1,182

Total Non-Interest Expense	10,031	9,698	9,430

Net Income Before Provision for Income Tax	4,706	4,255	3,716
Provision for income tax	2,157	1,869	1,239

Net Income	$2,549	$2,386	$2,477

Earnings Per Share
Basic earnings per share	$0.23	$0.22	$0.24
Diluted earnings per share	$0.23	$0.21	$0.23
Average shares outstanding	10,986,000	10,952,000	10,546,000
Diluted average shares outstanding	11,190,000	11,159,000	10,848,000

CU BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	For the Nine Months Ended September 30,
	2014	2013
	Unaudited	Unaudited
Interest Income
Interest and fees on loans	$36,691	$36,090
Interest on investment securities	1,557	1,420
Interest on interest bearing deposits in other financial institutions	665	495

Total Interest Income	38,913	38,005

Interest Expense
Interest on interest bearing transaction accounts	194	173
Interest on money market and savings deposits	681	772
Interest on certificates of deposit	169	197
Interest on securities sold under agreements to repurchase	27	63
Interest on subordinated debentures	323	376

Total Interest Expense	1,394	1,581

Net Interest Income	37,519	36,424
Provision for loan losses	518	1,918

Net Interest Income After Provision For Loan Losses	37,001	34,506

Non-Interest Income
Gain on sale of securities, net	—	5
Gain on sale of SBA loans, net	936	673
Deposit account service charge income	1,891	1,749
Other non-interest income	2,750	2,160

Total Non-Interest Income	5,577	4,587

Non-Interest Expense
Salaries and employee benefits	16,554	16,287
Stock compensation expense	1,332	716
Occupancy	2,970	3,157
Data processing	1,423	1,413
Legal and professional	1,390	1,609
FDIC deposit assessment	596	654
Merger related expenses	1,128	43
OREO valuation write-downs and expenses	14	88
Office services expenses	721	786
Other operating expenses	3,150	3,267

Total Non-Interest Expense	29,278	28,020

Net Income Before Provision for Income Tax	13,300	11,073
Provision for income tax	5,699	4,120

Net Income	$7,601	$6,953

Earnings Per Share
Basic earnings per share	$0.70	$0.66
Diluted earnings per share	$0.68	$0.65
Average shares outstanding	10,938,000	10,511,000
Diluted average shares outstanding	11,148,000	10,783,000

CU BANCORP

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Unaudited)

(Dollars in thousands)

	For the Three Months Ended
	September 30, 2014			June 30, 2014
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$278,623	$248	0.35%	$240,335	$206	0.34%
Investment securities	121,124	589	1.95%	101,410	467	1.84%
Loans	969,668	12,401	5.07%	958,129	12,366	5.18%

Total interest-earning assets	1,369,415	13,238	3.84%	1,299,874	13,039	4.02%
Non-interest-earning assets	91,123			90,383

Total Assets	$1,460,538			$1,390,257

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$150,160	$70	0.18%	$139,425	$66	0.19%
Money market and savings deposits	363,693	225	0.25%	353,962	222	0.25%
Certificates of deposit	59,362	58	0.39%	60,752	55	0.36%

Total Interest Bearing Deposits	573,215	353	0.24%	554,139	343	0.25%
Securities sold under agreements to repurchase	14,210	8	0.22%	15,425	11	0.29%
Subordinated debentures and other debt	9,740	109	4.38%	9,439	107	4.48%

Total Interest Bearing Liabilities	597,165	470	0.31%	579,003	461	0.32%
Non-interest bearing demand deposits	699,592			652,094

Total funding sources	1,296,757			1,231,097
Non-interest bearing liabilities	16,041			14,733
Shareholders’ Equity	147,740			144,427

Total Liabilities and Shareholders’ Equity	$1,460,538			$1,390,257

Net interest income		$12,768			$12,578

Net interest margin			3.70%			3.88%

CU BANCORP

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Unaudited)

(Dollars in thousands)

	For the Three Months Ended
	September 30, 2014			September 30, 2013
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$278,623	$248	0.35%	$241,088	$178	0.29%
Investment securities	121,124	589	1.95%	106,744	441	1.65%
Loans	969,668	12,401	5.07%	888,024	12,203	5.45%

Total interest-earning assets	1,369,415	13,238	3.84%	1,235,856	12,822	4.12%
Non-interest-earning assets	91,123			90,347

Total Assets	$1,460,538			$1,326,203

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$150,160	$70	0.18%	$125,991	$57	0.18%
Money market and savings deposits	363,693	225	0.25%	370,725	263	0.28%
Certificates of deposit	59,362	58	0.39%	55,556	47	0.34%

Total Interest Bearing Deposits	573,215	353	0.24%	552,272	367	0.26%
Securities sold under agreements to repurchase	14,210	8	0.22%	28,202	23	0.32%
Subordinated debentures and other debt	9,740	109	4.38%	9,312	126	5.29%

Total Interest Bearing Liabilities	597,165	470	0.31%	589,786	516	0.35%
Non-interest bearing demand deposits	699,592			593,252

Total funding sources	1,296,757			1,183,038
Non-interest bearing liabilities	16,041			11,523
Shareholders’ Equity	147,740			131,642

Total Liabilities and Shareholders’ Equity	$1,460,538			$1,326,203

Net interest income		$12,768			$12,306

Net interest margin			3.70%			3.95%

CU BANCORP

CONSOLIDATED YEAR-TO-DATE AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Unaudited)

(Dollars in thousands)

	For the Nine Months Ended
	September 30, 2014			September 30, 2013
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$261,617	$665	0.34%	$221,484	$495	0.29%
Investment securities	109,160	1,557	1.90%	108,596	1,420	1.74%
Loans	950,427	36,691	5.16%	867,603	36,090	5.56%

Total interest-earning assets	1,321,204	38,913	3.94%	1,197,683	38,005	4.24%
Non-interest-earning assets	91,283			91,958

Total Assets	$1,412,487			$1,289,641

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$142,575	$194	0.18%	$125,609	$173	0.18%
Money market and savings deposits	363,603	681	0.25%	352,013	772	0.29%
Certificates of deposit	61,013	169	0.37%	66,496	197	0.40%

Total Interest Bearing Deposits	567,191	1,044	0.25%	544,118	1,142	0.28%
Securities sold under agreements to repurchase	13,870	27	0.26%	27,331	63	0.31%
Subordinated debentures and other debt	9,527	323	4.47%	9,370	376	5.29%

Total Interest Bearing Liabilities	590,588	1,394	0.32%	580,819	1,581	0.36%
Non-interest bearing demand deposits	661,883			567,100

Total funding sources	1,252,471			1,147,919
Non-interest bearing liabilities	15,787			12,059
Shareholders’ Equity	144,229			129,663

Total Liabilities and Shareholders’ Equity	$1,412,487			$1,289,641

Net interest income		$37,519			$36,424

Net interest margin			3.80%			4.07%

CU BANCORP

LOAN COMPOSITION

(Dollars in thousands)

	September 30, 2014	June 30, 2014	September 30 2013
	Unaudited	Unaudited	Unaudited
Commercial and Industrial Loans:	$297,853	$303,870	$296,229
Loans Secured by Real Estate:
Owner-Occupied Nonresidential Properties	198,406	208,936	192,631
Other Nonresidential Properties	303,605	296,629	262,395
Construction, Land Development and Other Land	58,474	61,165	52,720
1-4 Family Residential Properties	68,134	64,583	63,852
Multifamily Residential Properties	27,937	36,727	27,438

Total Loans Secured by Real Estate	656,556	668,040	599,036

Other Loans:	24,391	7,980	14,377

Total Loans	$978,800	$979,890	$909,642

COMMERCIAL AND INDUSTRIAL LINE OF CREDIT UTILIZATION

(Dollars in thousands)

	September 30, 2014		June 30, 2014		September 30, 2013
	Unaudited		Unaudited		Unaudited
Disbursed	$199,052	46%	$194,469	44%	$187,203	50%
Undisbursed	232,554	54%	244,249	56%	187,496	50%

Total Commitment	$431,606	100%	$438,718	100%	$374,699	100%

CU BANCORP

SUPPLEMENTAL DATA

(Dollars in thousands)

	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Capital Ratios Table:
Tier 1 leverage capital ratio	10.12%	10.38%	9.57%	9.80%
Tier 1 risk-based capital ratio	11.88%	11.79%	11.84%	11.54%
Total risk-based capital ratio	12.83%	12.75%	12.80%	12.47%
Asset Quality Table:
Loans originated by the Bank on non-accrual	$2,018	$2,046	$1,657	$2,107
Loans acquired thru acquisition that are on non-accrual	2,336	4,982	7,899	10,337

Total non-accrual loans	4,354	7,028	9,556	12,444
Other Real Estate Owned	—	219	—	3,112

Total non-performing assets	$4,354	$7,247	$9,556	$15,556

Net charge-offs/(recoveries) year to date	$(227)	$(198)	$1,052	$683
Net charge-offs/(recoveries) quarterly	$(29)	$(53)	$369	$5
Non-accrual loans to total loans	0.44%	0.72%	1.02%	1.37%
Total non-performing assets to total assets	0.30%	0.51%	0.68%	1.16%
Allowance for loan losses to total loans	1.16%	1.15%	1.14%	1.10%
Allowance for loan losses to total loans accounted at historical cost, which excludes purchased loans acquired by acquisition	1.43%	1.45%	1.50%	1.50%
Net year to date charge-offs/(recoveries) to average year to date loans	(0.02)%	(0.02)%	0.12%	0.08%
Allowance for loan losses to non-accrual loans accounted at historical cost, which excludes non-accrual purchased loans acquired by acquisition and related allowance	562.2%	551.4%	639.8%	476.4%
Allowance for loan losses to total non-accrual loans	260.6%	160.5%	111.0%	80.7%

As of September 30, 2014, there were no restructured loans or loans over 90 days past due and still accruing.

CU BANCORP

GAAP RECONCILIATIONS

These non-GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation or as a substitute for analyses of results reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

TCE Calculation and Reconciliation to Total Shareholders’ Equity

(Unaudited)

The Company utilizes the term Tangible Common Equity (TCE), a non-GAAP financial measure. CU Bancorp’s management believes TCE is useful because it is a measure utilized by both regulators and market analysts in evaluating a consolidated bank holding company’s financial condition and capital strength. TCE represents common shareholders’ equity less goodwill and certain intangible assets. A reconciliation of CU Bancorp’s total shareholders’ equity to TCE is provided in the table below for the periods indicated:

(Dollars in thousands except per share data)

	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013
Tangible Common Equity Calculation
Total shareholders’ equity	$148,773	$145,438	$137,924	$132,114
Less: Goodwill	12,292	12,292	12,292	12,292
Less: Core deposit and leasehold right intangibles	2,246	2,349	2,525	1,507

Tangible Common Equity	$134,235	$130,797	$123,107	$118,315

Common shares issued and outstanding	11,231,801	11,222,235	11,081,364	10,839,972
Tangible book value per common share	$11.95	$11.66	$11.11	$10.91
Book value per common share	$13.25	$12.96	$12.45	$12.19

Core Net Income, Core ROAA, Core ROAE, Core Efficiency Ratio

(Unaudited)

The Company utilizes the term Core Net Income, a non-GAAP financial measure. CU Bancorp’s management believes Core Net Income is useful because it is a measure utilized by management and market analysts to understand the effects of merger expenses and provides an alternative view of the Company’s performance over time and in comparison to the Company’s competitors. Core net income should not be viewed as a substitute for net income. A reconciliation of CU Bancorp’s Net Income to Core Net Income, as well as related ratios is presented in the tables below for the periods indicated:

(Dollars in thousands except per share data)

	Nine Months Ended
	September 30, 2014	September 30, 2013
Net Income	$7,601	$6,953
Add back: Merger related expenses	1,128	43

Core Net Income	$8,729	$6,996

CU BANCORP

GAAP RECONCILIATIONS

Core Net Income, Core ROAA, Core ROAE, Core Efficiency Ratio (Continued)

(Unaudited)

(Dollars in thousands except per share data)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net Income	$2,549	$2,386	$2,477
Add back: Merger related expenses	631	497	—

Core Net Income	$3,180	$2,883	$2,477

Average Assets	$1,460,538	1,390,257	1,326,203
ROAA	0.69%	0.69%	0.74%
Core ROAA*	0.86%	0.83%	0.74%
Average Equity	$147,740	144,427	131,642
ROAE	6.85%	6.63%	7.47%
Core ROAE**	8.54%	8.01%	7.47%
Diluted Average Shares Outstanding	11,190,000	11,159,000	10,848,000
Diluted Earnings Per Share	$0.23	$0.21	$0.23
Diluted Core Earnings Per Share***	$0.28	$0.26	$0.23

*	Core ROAA: Annualized core net income/average assets
**	Core ROAE: Annualized core net income/average equity
***	Diluted Core Earnings Per Share: Annualized core net income/diluted average shares outstanding

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net Interest Income	$12,768	$12,578	$12,306
Non-Interest Income	2,004	1,783	1,471
Non-Interest Expense	10,031	9,698	9,430
Subtract: Merger related expenses	631	497	—

Core Non-Interest Expense	$9,400	$9,201	$9,430

Efficiency Ratio	68%	68%	68%
Core Efficiency Ratio*	64%	64%	68%

*	Core Efficiency Ratio: Core non-interest expense / (non-interest income + net interest income)